EPEC HOLDINGS
NOTE PURCHASE AGREEMENT

2017 3% CONVERTIBLE PROMISSORY NOTES

This NOTE PURCHASE AGREEMENT, dated as of [EFFECTIVE DATE] (this "Agreement") is entered into and by and among EPEC HOLDINGS, INC., a Florida corporation ("Company"), and the persons and entities listed on the Investors Schedule (the "Investors Schedule") attached hereto as Schedule I (each an "Investor", and collectively, the "Investors").

RECITALS

(i) On the terms and subject to the conditions set forth herein, each Investor is willing to purchase from Company, and Company is willing to sell to such Investor, a Convertible Promissory Note in the principal amount set forth opposite such Investor 's name on the Investors Schedule.

(ii) The Company currently desires to borrow up to One Million Dollars ($1,000,000) from the Investors pursuant to the Convertible Promissory Notes, described herein.

(iii) Capitalized terms not otherwise defined herein shall have the meaning set forth in the form of Note (as defined below) attached hereto as Exhibit A.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. The Notes.

(a) Issuance of Notes. At the Closing (as defined below), Company agrees to issue and sell to each of the Investors, and, subject to all of the terms and conditions hereof, each of the Investors agrees to purchase a 2017 3.0% Convertible Promissory Note in the form of Exhibit A hereto (each, a "Note", and collectively, the "Notes") in the principal amount set forth opposite the respective Investor 's name on Schedule I hereto. The obligations of the Investors to purchase Notes are several and not joint.

(b) In consideration for the purchase by the Investors of the Notes and the automatic conversion features thereof, the Notes will be convertible at a discount in the next round of Company equity financing in accordance with the terms of the Note. This Agreement together with the Notes are collectively referred to herein as the "Transaction Documents."

(c)   Delivery. The sale and purchase of the Notes may take place at one or multiple closings (each, a "Closing") to be held at such place and time as Company and the Investors may determine (the "Closing Date"). At the Closing, Company will deliver to each of the Investors the respective Note to be purchased at such time by such Investor, against receipt by Company of the corresponding purchase price set forth on Schedule I hereto (the "Purchase Price"). Each of the Notes will be registered in such Investor' s name in Company's records.

(d)   Payments. The Company will make all cash payments due under the Notes in immediately available funds by 5:00 p.m Eastern Time on the date such payment is due in the manner and at the address for such purpose specified below each Investor 's name on Schedule I hereto, or at such other address as an Investor or other registered holder of a Note may from time to time direct in writing.

2.   Representations and Warranties of Company. Company represents and warrants to each Investor that:

(a) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida;

(b) the Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted;

(c) the Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business;

(d) the Company has upon the date hereof all requisite corporate power to issue this Note, and to carry out and perform its obligations under the terms of this Note;

(e) all corporate action on the part of the Company, its directors and its stockholders necessary for the authorization, execution, delivery and performance of this Note and the performance of the Company's obligations hereunder, including the issuance and delivery of this Note, has been taken;

(f) this Note, when executed and delivered by the Company, shall constitute a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws;

(g) the execution, delivery and performance of this Note and the consummation of the transactions contemplated hereby, will not (i) violate the Company's certificate of incorporation or bylaws; (ii) violate any order, writ, judgment, award, injunction or decree binding upon the Company; or (iii) constitute, with or without the passage of time and giving of notice, a default under any provision of any mortgage, indenture or contract to which the Company is a party or by which it is bound;

(h) the Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws; and

(i) assuming the accuracy of the representations and warranties of the Investor contained in next paragraph hereof, the offer, issue, and sale of this Note and the Shares are exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

3.   Representations and Warranties of Investors. Each Investor, for that Investor alone, represents and warrants to Company upon the acquisition of the Note as follows:

(a)   The Investor is acquiring the Securities solely for its own account for investment and not with a view to or for sale or distribution of the Securities or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the Securities or any portion thereof;

(b)   The entire legal and beneficial interest of the Securities is being purchased for the account of the Investor;

(c)   The transaction under which the Investor is purchasing the Securities has not been registered under the Act, and the Securities must be held indefinitely unless subsequently registered under the Act or an exemption from such registration is available;

(d)   The Company has made available to the Investor all documents and information (including financial information) that such Investor has requested relating to an investment in the Company. The Company has afforded such Investor the opportunity to discuss an investment in the Company and to ask questions of representatives of the Company concerning the terms and conditions of the offering, and such representatives have provided answers to all such questions concerning the offering. Such Investor has examined or has had the opportunity to examine before the date hereof all information that he, she or it deems to be material to an understanding of the Company, the proposed business of the Company, and the offering and has consulted with his, her or its financial advisors, accountants, attorneys or such other representatives or consultants as he, she or it deemed appropriate with respect to an understanding of the Company, the proposed business of the Company and the offering. He, she or it is aware that the Company is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, does not file reports, proxy and information statements and other information with the SEC;

(e)   The Investor is sufficiently experienced in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of his, her or its investment and to make an informed decision relating thereto, or he, she or it has utilized the services of a purchaser representative and together he, she or it and the purchaser representative are sufficiently experienced in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the Investor's investment and to make an informed decision relating thereto. The Investor is in a financial position to hold the Notes and/or the Common Stock for an indefinite period of time and is able to bear the economic risk and withstand a complete loss of the Investor's investment. The Investor has no need for liquidity with respect to his, her or its investment and no present or foreseeable need to dispose of any portion of the Notes and/or the Common Stock to satisfy any existing or contemplated undertaking or indebtedness.

(f)   The decision of the Investor to acquire the Notes has been made by such Investor independent of any other Investors and independent of any statements, disclosures or judgments as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any Investor or other person or entity. In considering its investment, such Investor has not relied upon any representations made by, or other information (whether oral or written) furnished by or on behalf of, the Company or any officer, employee, agent or affiliate of such person or entity, other than as set forth in this Agreement.

(g)   The Investor's investment is independent of any other investment by such Investor, or its affiliate, in any other affiliate of the Company.

(h)   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a) (6) of the Securities Act.

(i)   The Investor understands that the Notes and the Company's Common Stock are not being registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act, in which case certain state transfer restrictions may apply.

(j)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

(k)   The Investor understands and acknowledges that as an Investor, under the Transaction Documents, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(l)   The Investor agrees to indemnify and hold harmless the Company, and each of their employees, directors, agents and attorneys, from and against any and all loss, liability, claims, damages and expense (including any expense reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) related to any false representation or warranty or breach of agreement by the Investor contained herein or in any other documents furnished by the Investor to the Company in connection with this transaction.

(m)   The Investor represents that he, she or it is neither a direct nor indirect beneficial or economic interest holder in any retail alcoholic beverage license in any State and is not a law enforcement officer or a person convicted of any crimes of moral turpitude.

If the Investor is purchasing any of the Notes purchased hereby in a representative or fiduciary capacity, the representations and warranties in this Agreement shall be deemed to have been made on behalf of the person or persons for whom the Investor is so purchasing.

4.   The Investor understands that the Securities are being offered and sold pursuant to a specific exemption from the registration provisions of the Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations set forth above.   The Investor understands that the Securities are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Investor must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.   The Investor acknowledges that the Company has no obligation to register or qualify any of the Securities for resale.   The Investor further acknowledges that if an exemption from registration or qualification is available, it may

be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the applicable Securities, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation and may not be able to satisfy. Interest and principal are payable only to the registered Investor of this Note. The Investor agrees to provide a form W-9 to the Company on request.

5. **Conditions to Closing of the Investors.** Each Investor's obligations at the Closing are subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or in part by all of the Investors:

(a) **Representations and Warranties.** The representations and warranties made by Company in Sections 3 and 4 hereof shall have been true and correct when made, and shall be true and correct on the Closing Date.

(b) **Governmental Approvals and Filings.** Except for any notices required or permitted to be filed after the Closing Date with certain federal and state securities commissions, Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Notes.

(c) **Legal Requirements.** At the Closing, the sale and issuance by Company, and the purchase by the Investors, of the Notes shall be legally permitted by all laws and regulations to which the Investors or Company are subject.

(d) **Proceedings and Documents.** All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Investors.

(e) **Transaction Documents.** Company shall have duly executed and delivered to the Investors the following documents:

(i) This Agreement; and

(ii) Each Note issued hereunder.

(f) **Corporate Documents.** Company shall have delivered to each Investor who has requested the same each of the following:

(i) The Bylaws of the Company, certified as of a recent date prior to the Closing Date by the Secretary of State of the state of the Company's formation, as in effect on the Closing Date;

(ii)   A Certificate of existence or good standing as to Company, certified as of a recent date prior to the Closing Date by the Secretary of the state of the Company's formation;

(iii)   A certificate of the Secretary of Company, dated the Closing Date, certifying

(a)   that the Certificate of Formation of the Company delivered to Investors are in full force and effect and have not been amended, supplemented, revoked or repealed since the date of such certification;

(b)   the Bylaws of Company delivered to Investors are in effect on the Closing Date; (c) that resolutions which authorize the execution, delivery and performance by Company of this Note Purchase Agreement and the Notes, and the consummation of the transactions contemplated hereby and thereby were duly adopted by the Board of Directors of Company; and (d) that there are no proceedings for the dissolution or liquidation of Company (commenced or threatened) ; and

(iv)   A certificate of the Secretary of Company, dated the Closing Date, certifying the incumbency, signatures and authority of the officers of Company authorized to execute and deliver this Note Purchase Agreement and the Notes on behalf of Company and perform the Company's obligations thereunder on behalf of Company.

6.   Conditions to Obligations of Company. Company's obligation to issue and sell the Notes at the Closing is subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any of which may be waived in whole or in part by Company:

(a)   Representations and Warranties. The representations and warranties made by the Investors in Section 3 hereof shall be true and correct when made, and shall be true and correct on the Closing Date.

(b)   Governmental Approvals and Filings. Except for any notices required or permitted to be filed after the Closing Date with certain federal and state securities commissions, Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Notes.

(c)   Legal Requirements. At the Closing, the sale and issuance by Company, and the purchase by the Investors, of the Notes shall be legally permitted by all laws and regulations to which the Investors or Company are subject.

(d)   Purchase Price. Each Investor shall have delivered to Company the Purchase Price in respect of the Note being purchased by such Investor referenced in Section 1(b) hereof.

7. Miscellaneous.

(a) Waivers and Amendments. Any provision of this Agreement may be amended, waived or modified only upon the written consent of Company and Investor.

(b) Limited Rights Under Note. The Investor is not entitled, as a holder of the Note, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described pursuant the Transaction Documents.

(c) Governing Law. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law provisions of the State of New York or of any other state.

(c) Survival. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

(d) Successors and Assigns. Subject to the restrictions on transfer described in Sections 7(e) and 7(f) below, the rights and obligations of Company and the Investors of the Notes shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(e) Registration, Transfer and Replacement of the Notes. The Notes issuable under this Agreement shall be registered notes. Company will keep, at its principal executive office, books for the registration and registration of transfer of the Notes. Prior to presentation of any Note for registration of transfer, Company shall treat the Person in whose name such Note is registered as the owner and holder of such Note for all purposes whatsoever , whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to any restrictions on or conditions to transfer set forth in any Note, the holder of any Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at Company' s chief executive office, and promptly thereafter and at Company ' s expense, except as provided below, receive in exchange therefor one or more new Note(s), each in the principal requested by such holder, dated the date to which interest shall have been paid on the Note so surrendered or, if no interest shall have yet been so paid, dated the date of the Note so surrendered and registered in the name of such Person or Persons as shall have been designated in writing by such holder or its attorney for the same principal amount as the then unpaid principal amount of the Note so surrendered. Upon receipt by Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Company , at its expense, will execute and deliver in lieu thereof a new Note executed in the same manner as the Note being replaced, in the same principal amount as the unpaid principal amount of such Note and dated the date to which interest shall have been paid on such Note or, if no interest shall have yet been so paid, dated the date of such Note.

(f)   Assignment by Company. The rights, interests or obligations hereunder may not be assigned, by operation of law or otherwise, in whole or in part, by Company without the prior written consent of Investor.

(g)   Entire Agreement. This Agreement together with the other Transaction Documents constitute and contain the entire agreement among Company and Investors and supersede any and all prior agreements, negotiations , correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(h)   Separability of Agreements; Severability of this Agreement. Company' s agreement with each of the Investors is a separate agreement and the sale of the Notes to each of the Investors is a separate sale. Unless otherwise expressly provided herein, the rights of each Investor hereunder are several rights, not rights jointly held with any of the other Investors. Any invalidity, illegality or limitation on the enforceability of the Agreement or any part thereof, by any Investor whether arising by reason of the law of the respective Investor's domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other Investors. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(i)   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

(j)   Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to such party at the address set forth below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

If to the Company:

EPEC Holdings, Inc.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Investment Amount: _____

COMPANY:
Epec Holdings, Inc.
_____

Founder Signature
_____

Name: Ron Miller
_____

Title: CEO
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By: *Investor Signature*
_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

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